July 18, 2024

George Lai
Chief Financial Officer
The9 LTD
17 Floor, No. 130 Wu Song Road
Hong Kou District, Shanghai 200080
People   s Republic of China

       Re: The9 LTD
           Form 20-F for the Fiscal Year Ended December 31, 2023
           Response dated October 20, 2023
           File No. 1-34238
Dear George Lai:

       We have reviewed your October 20, 2023 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 29, 2023 letter.

Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2023 Information on the Company
Business Overview
Cryptocurrency Mining, page 85

1. Refer to your response to prior comments 6 and 7. In future filings, please expand to disclose the location and number of miners at each location. Please revise to disclose how many miners you own of each type of miner identified on page 80 and identify the crypto assets mined by each type of miner.
2. Refer to your response to prior comment 9. Regarding your disclosure under the subheading "Mining pool operators" on page 82, in future filings please revise as follows:
           We note your disclosure on page 82 that your have signed a memorandum of understanding with Binance Capital Management Co., Ltd. to procure long-term cooperation of "more than three years." Revise to clarify the term of the
 July 18, 2024
Page 2

           agreement. You also state that "[i]n the case of any losses arising from Binance's default, Binance should compensate NBTC." Please clarify what you mean by
           "Binance's default," and describe the losses you may incur due to such a default. File the agreement as an exhibit to a current report or your next periodic report, or advise.
             Identify by name the local mining pools you use in Kazakhstan. Disclose the material terms of your agreements with those pools and file your agreements as exhibits to a current report or your next periodic report, or advise.
             Clearly disclose separately how proceeds distribution is calculated for the local
           Kazakhstan bitcoin mining pools in which you operate and the Binance bitcoin mining pools in which you operate.
3. Refer to your response to prior comment 10 and reissue the comment. In future filings, provide a comprehensive, quantitative breakeven analysis for each crypto asset that you mine, comparing the cost to earn/mine each crypto asset with the market value of that crypto asset. Identify and explain all relevant inputs and assumptions. Quantitative tabular disclosure may be helpful. As part of your breakeven analysis, please be sure to reflect mining equipment costs, whether through depreciation or other appropriate presentation. Additionally, clarify whether you finance the purchase of mining equipment and if so, reflect financing costs in your breakeven analysis.
4. Refer to your response to prior comment 11. We note your disclosure on page 43 that you
       "currently rely on the data center operators to insure their data centers, including, among other things, our mining machines." In future filings, please describe the insurance policies of the hosting facilities, including the degree to which they offer protection for your miners.
5. Refer to your response to prior comment 12. You state that all of your bitcoins are held in cold wallets located in China. In future filings, please describe the laws related to crypto assets in China, and discuss whether you may have difficulty in transferring your crypto assets out of China or within China.
6. Refer to your response to prior comment 16. In future filings, to the extent material, explain whether your crypto assets serve as collateral for any loan, margin, rehypothecation, or other similar activities to which you or your affiliates are a party. If so, identify and quantify the crypto assets used in these financing arrangements, and disclose the nature of your relationship for loans with parties other than third parties. State whether there are any encumbrances on the collateral. Separately, revise to clarify what you mean by your disclosure that your bitcoins are "pledged" to Binance, disclose the material terms of any related agreement, and file such agreement as an exhibit, or advise.
Internal Procedures with respect to Crypto Assets, page 87

7. In future filings, please delete the statement on page 88 that "No court ruling has yet been made in connection with any crypto assets. With respect to crypto assets, there is currently no certainty under the applicable legal test that such assets are not securities." We note that there have been court rulings in this regard, the legal tests are well-established by
       U.S. Supreme Court case law, and the Commission and staff have issued reports, orders and statements that provide guidance on when a crypto asset may be a security for purposes of the U.S. federal securities laws.
 July 18, 2024
Page 3

Item 15. Controls and Procedures
Management's Annual Report on Internal Control over Financial Reporting, page
156

8. In response to prior comment 27, you told us that your CEO participated in the evaluation of your internal control over financial reporting and you would include the CEO's participation in your disclosure in future filings. You continue to disclose that your management, with the participation of your chief financial officer and internal audit manager, evaluated the effectiveness of your internal control over financial reporting. We note from Exhibits 12.1 and 12.2 that your principal executive officer is your CEO and your principal financial officer is your CFO. Please respond to the following:
           Tell us whether your principal executive officer participated in the evaluation of the effectiveness of your internal control over financial reporting as of December 31,
           2023. Refer to Rule 13(a)-15(c) under the Exchange Act.
           In future filings, if true, disclose the participation of your CEO in the evaluation of the effectiveness of your internal control over financial reporting.
Note 2. Principal Accounting Policies
(9) Cryptocurrencies, page F-16

9. We acknowledge your response to prior comment 34. Please revise your disclosure in future filings to state, if true, that your cryptocurrencies are reasonably expected to be realized in cash or sold or consumed during the normal operation cycle of your business.
(12) Revenue Recognition, page F-17

10. In your response to prior comment 36 you provide in Annex A, a redacted Memorandum of Understanding (MOU) that you characterize as being your mining agreement with the pool operator. Also in your response to prior comment 36 you indicate that the agreement is terminable at any time by either party without compensation. It is unclear how the
       MOU can be your current mining agreement as Article 12c appears to indicate that the agreement terminated on July 7, 2022 (365 days after its signing) yet
Article 1 appears to
       commit you to 50% of your mining being with the pool operator for at least four years total from May 20, 2021. Please support your assertion that your mining pool agreement can be terminated at any time by either party without compensation. In your response address the following:
           Clarify whether the MOU is your current arrangement with the pool operator. If so, explain why it did not terminate on July 7, 2022.
           Explain whether a separate follow-on agreement was negotiated consistent with the implication in Article 12a of the MOU. If so, provide us a copy of that agreement.
           Explain how the agreement could be terminated at any time by either party when it appears that you committed 50% of your mining resources to the pool for at least four years.
           Whether or not you committed to participate in the pool for at least four years, clarify whether the pool operator can terminate at any time, noting that under Article 12b of the MOU it appears that three months advance written notice is required to terminate the arrangement.
 July 18, 2024
Page 4
11. In response to prior comment 40, you told us that you identified your performance obligation as the transfer of ownership or access rights to the NFTs and after you sold the
       NFTs to your customers and your customers controlled the NFTs, you do not have further performance obligations. We note in Appendix B references to certain services such as the use and access of the site and its services, use of an account, use of a hosted wallet, and sending and receiving user data with third-party servicers. When considering your performance obligations, explain to us how you evaluated the rights conveyed and why you do not believe you have any ongoing performance obligations. Further, address the impact of your sale of the NFT business and whether or not you have any remaining obligations.
(16) Cost of Revenues, page F-20

12. We acknowledge your response to comment 42. For fees deducted by mining pools and for revenue sharing to third-party platforms, please respond to the following:
           Tell us the amount of fees deducted by mining pools and for revenue sharing to third-
           party platforms recognized in your financial statements for the periods presented.
           Tell us the significant terms of the revenue sharing to third-party platforms.
           Tell us your consideration of the application of ASC 606-10-32-25, and whether the mining pool fees and revenue sharing should be reflected as a reduction of the transaction price and, therefore, of revenue. Include a reasonably detailed explanation of the factors you considered in applying the guidance in ASC 606.
Note 4. Discontinued Operations, page F-25

13. Please respond to the following regarding your sale of the NFT business on October 13,
       2023.
           Summarize the significant rights and obligations of the parties to the sale agreement.
           Tell us how you calculated the gain on disposal of discontinued operations of
           RMB158.8 million (US$22.4 million).
           Confirm for us that the buyer, PT. DIFI NFT INDONESIA, is a third party.
           You disclose that you sold 1 ordinary share of NFTSTAR Singapore Pte. LTD. (the parent company of the NFT business group). Tell us whether the buyer acquired
           100% of your NFT business.
           Tell us why the buyer purchased the NFT business for SGD 1.00, especially given the disclosures that in January 2023 you ceased operations of the NFT business and its related blockchain-based online game and the net liabilities of the NFT business as of
           December 31, 2022 were RMB 159,310,716. In your response, explain whether the buyer assumed all of your liabilities as a result of the sale.
           Tell us the nature and amount of the significant components of the accounts payable of the NFT business of RMB 158,800,167 as of December 31, 2022.
 July 18, 2024
Page 5
Note 10. Cryptocurrencies, page F-34

14. We acknowledge your response to prior comments 44 and 45. Please respond to the following:
           In future filings, disclose the cost basis for each significant crypto asset holding, as determined by the fair value, and disclose the aggregated cost bases of crypto asset holdings that are not individually significant. Refer to ASC 350-60-50-1.
           With respect to your pledged BTC, in future filings disclose the remaining duration of the pledge and the circumstances that could cause the pledge to lapse. Refer to ASC
           350-60-50-6 and 50-7.
Note 9. Property, Equipment and Software, Net, page F-34

15. We acknowledge your response to prior comment 43. Although you stated in your response that you would revise future filings, we did not find the requested disclosures.
       We note that you recognized an impairment loss of equipment of RMB11.6 million,
       RMB176.9 million and RMB161.0 million for the years ended December 31, 2021, 2022 and 2023, respectively. Please revise future filings to disclose the following and refer to
       ASC 360, including ASC 360-10-50-2:
           your accounting policy for the impairment of property, plant, and equipment;
           a description of the facts and circumstances leading to the impairment; and
           the method(s) used for determining fair value.

       Please contact Kate Tillan at 202-551-3604 or Rolf Sundwall at 202-551-3105 if you
have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or John Dana Brown at 202-551-3859 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Crypto
Assets